December 3, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention:	Wei Lu
Ethan Horowitz

Re:	Under Armour, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 24, 2021
File No. 001-33202

Ladies and Gentlemen:

Under Armour, Inc. (“we”, “our”, “Under Armour” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated November 4, 2021 regarding our Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”). To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2020

Risk Factors, page 12

Comment 1.

Your response to prior comment 2 states that you are not aware of any material litigation risks related to climate change. Please provide us with additional support for this statement and tell us how you considered providing disclosure that specifically addresses the risks associated with the possibility of litigation related to climate change and its potential impact.

Response 1.

The Company respectfully acknowledges the Staff’s comment and notes that for the period reported in the Form 10-K, and up to and including the date of this letter, the Company has not been involved in any litigation or other legal proceedings related to climate change, nor is the Company aware of any pending or threatened litigation or other legal proceedings related to climate change applicable to the Company.

Therefore, the Company believed at the time of filing the Form 10-K (and continues to believe as of the date of this letter) any litigation risks related to climate change were not material and accordingly did not warrant a separate risk factor disclosure specifically discussing climate-related litigation risks. In this regard, the Company notes that the revisions to Item 105 of Regulation S-K issued by the SEC last year, which were intended to streamline risk factor disclosures, applied to the Form 10-K. In particular, the revised Item 105 requires disclosure of “material” risk factors (replacing the previously used “most significant” standard) that are tailored to each company’s circumstances and particular risk profile. Management monitors and assesses on an ongoing basis any material litigation risks, including those related to climate change. Based on that assessment, as well as the Company’s consideration of whether the information constituted “material information … as may be necessary to make the required statements, in the light of the circumstances under which they were made, not misleading” pursuant to Rule 12b-20 of the Securities Exchange Act of 1934, the Company respectfully submits the risk factors in the Form 10-K adequately addressed all known material litigation risks at the time of filing, including the risks associated with the possibility of litigation related to climate change and its potential impact. The Company will continue to monitor and evaluate any potential material litigation risks related to climate change and will disclose such matters in its future SEC filings accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comment 2.

Your response to prior comment 3 states that you have not experienced a measurable impact on the demand for your products due to climate-related changes in consumer preferences or regulation. Provide us with additional support for this statement and tell us how you determined that climate-related trends in consumer preferences were not reasonably likely to have a material impact on your liquidity, capital resources or results of operations. Your response should specifically address each of the items noted in our prior comment.

Response 2.

The Company respectfully acknowledges the Staff’s comment, and acknowledges that potential climate-related changes in consumer preferences may include decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources and increased demand for goods that result in lower emissions, which may lead to increased competition to develop innovative new products that result in lower emissions. As noted in the Company’s response to prior comment 3, the Company is aware that sustainability is a growing area of consumer focus and, in the ordinary course of business, the Company regularly evaluates consumer insights, including those relating to sustainability. At the time of filing the Form 10-K, and up to and including the date of this letter, the Company’s consumer insights work indicates that generally across the marketplace a growing number of consumers, particularly those in younger demographics, may have a preference for brands that support environmental causes and are viewed as being socially conscious. The Company plans to continue researching and learning more about emerging trends in consumer preferences and incorporating them into the Company’s long-term strategy as appropriate.

Although the Company anticipates increasing its offering of products that use sustainable materials and manufacturing processes over the long-term and has publicly stated its long-term commitment to minimizing its environmental footprint, emphasizing the sustainability of the Company’s products has not been a key area of focus in the Company’s external marketing campaigns to date and limited information has been provided to the Company’s consumers regarding the sustainability of its product offerings. For example, while the Company is working toward decreasing its dependence on elastane by incorporating a thread texturing technique and polymer developments to make products that last longer and that will have the potential to be completely recyclable, the Company has not focused its marketing of these products around their more environmentally responsible features. Similarly, in certain circumstances, the Company uses REPREVE® recycled polyester, which diverts plastic bottles from landfills and oceans by reusing them in the Company’s shirts, but the Company has not promoted this innovation in its marketing campaigns for any particular products. Moreover, the Company’s product offerings that do incorporate these types of innovations have not represented a material number of the Company’s product offerings.

Furthermore, the Company notes that although it has not historically promoted sustainability in the marketing of its products, the Company’s net revenues have still steadily increased each year over the last several years, from $4.0 billion in the fiscal year ended December 31, 2015 to $5.3 billion in the fiscal year ended December 31, 2019. Net revenues in the fiscal year ended December 31, 2020 were $4.5 billion, but the decrease in net revenues from the prior year was primarily due to impacts relating to the COVID-19 pandemic. At the time the Company announced its results of operations for the fiscal year ended December 31, 2020, it also provided its expected outlook for the fiscal year ending December 31, 2021, which included an expected increase in net revenues and earnings for the fiscal year ending December 31, 2021 when compared to the fiscal year ended December 31, 2020.

Based on the Company’s insights regarding climate-related changes in consumer preferences, the fact that the Company has not significantly focused on sustainability in the marketing of its product offerings and the Company’s steadily increasing net revenues, the Company believed that climate-related trends in consumer preferences were not reasonably likely to have a material impact on its liquidity, capital resources or results of operations when it filed the Form 10-K. The Form 10-K identified several items that could have a material impact on the Company’s liquidity and capital resources in the fiscal year ending December 31, 2021, including the COVID-19 pandemic, access to the Company’s credit facilities, the Company’s credit rating, a prolonged or more severe economic recession and a slower-than-expected economic recovery. However, the Company did not believe, at that time, that climate-related trends in consumer preferences (both when considered as a standalone item and when considered in comparison to the aforementioned items) were reasonably likely to have a material impact on its results of operations given the limited number of products that the Company produces and markets as using sustainable materials—either as a result of the sustainable products the Company intended to sell during the fiscal year ending December 31, 2021 or the decisions the Company made not to increase significantly the focus on sustainability in its marketing of such products during the fiscal year ending December 31, 2021. As these trends continue to develop, the Company will continue to evaluate and disclose, as required, whether such trends are reasonably likely to have a material impact on the Company’s liquidity, capital resources or results of operations in future SEC filings.

Comment 3.

We note from your response to prior comment 4 that to date, you have not experienced any material physical effects or operational disruptions related to severe weather or climate change. Provide us with additional detail supporting this statement, including information quantifying weather-related damages incurred for the periods covered in your response.

Response 3.

The Company respectfully acknowledges the Staff’s comment and notes that at the time of filing the Form 10-K, the Company had not experienced any material weather or climate-related damages to its physical properties. For each of the fiscal years ended December 31, 2020, 2019 and 2018, weather or climate-related damages to the Company’s physical properties were estimated to be less than 1% of the Company’s total selling, general and administrative expense for such periods. As a result, the Company did not consider weather or climate-related damages to its physical properties to be material for the periods reported in the Form 10-K.

In addition, to date, the Company has not experienced any material operational disruptions related to severe weather or climate change. For example, no significant properties were affected and no significant downtime or closures resulted from any weather or climate-related events. The Company estimates that any potential lost net revenues from weather or climate-related events amounted to less than 0.01% of net revenues for each of the fiscal years ended December 31, 2020, 2019 and 2018. This estimation was determined using the net revenues earned during the day prior to each weather or climate-related store closure as a proxy for the net revenues that would have been earned during each day if such store closure had not occurred.

Comment 4.

Your response to comment 4 states that you did not experience any significant weather-related impacts with respect to the cost or availability of insurance for the periods reported in the Form 10-K. Provide us with additional detail to support this statement and your expectations for weather-related impacts on the cost or availability of insurance, including quantitative information.

Response 4.

The Company respectfully acknowledges the Staff’s comment and notes that total insurance expense for all lines of insurance was less than 1% of the Company’s total selling, general and administrative expenses for each of the fiscal years ended December 31, 2020, 2019 and 2018. The Company’s insurance premiums specifically relating to its flood and property policies represent approximately one-third of the Company’s total annual insurance premiums. During the fiscal year ending December 31, 2021, the Company renewed all of its insurance policies, including its flood and property policies, without any difficulties, although the Company experienced an increase across all of its insurance policies, including an increase of approximately 26% with respect to its flood and property policies as compared to the fiscal year ended December 31, 2020. As previously noted in the Company’s response to prior comment 4, the Company’s insurance carriers and brokers have noted a rise in natural disasters as one of several reasons for increased premiums throughout the marketplace, agnostic of the industry. Based on past experience, the Company currently does not anticipate any difficulty in obtaining insurance in the future and at this time continues to expect that the cost of insurance will not be material to the Company’s results of operations.

Comment 5.

We note from your response to prior comment 5 that you have not had any past or planned future capital expenditures for climate-related projects that you consider to be material. Please tell us more about these type of capital expenditures and provide us with quantitative information supporting your statement regarding materiality.

Response 5.

The Company respectfully acknowledges the Staff’s comment. As noted in the Company’s response to prior comment 5, many of the Company’s property-related capital expenditures incorporate sustainability within the total project design. For example, at its headquarters in Baltimore, Maryland, the Company has installed, among other things, LED lighting, HVAC efficiency and cooling towers, highly reflective roofs and timed power outlets. Additionally, all of the Company’s retail stores in North America are wired with energy management systems, enabling the Company to use remote control to set more efficient schedules for lighting and HVAC equipment. While these can be considered capital expenditures for climate-related projects, the Company does not currently maintain a separate capital expenditure category for climate-related projects or initiatives, as climate-related expenditures have not been significant and are embedded in broader strategic spending aimed at improving operations while also being an environmentally responsible company.

Similarly, the Company is engaged in a number of smaller ongoing initiatives that provide operational benefits, while also reducing the negative environmental impact of its products and processes. For example, the Company is working to replace its use of physical product samples with virtual 3D versions and to reduce its reliance on traditional cut-and-sew processes (which result in cutting room scraps) by using direct-to-product digital fabrication techniques. The Company has also shifted toward using virtual color approval, which reduces materials use and shipping-related greenhouse gas emissions. For certain products, the Company and its third-party manufacturers use an innovative yarn extrusion and dyeing process that reduces the use of water, energy and chemicals. Additionally, in the development and manufacturing of certain products, the Company and its partners leverage digital printing for printing graphics on products, which reduces water use and greenhouse gas emissions. As noted in response 2 above, the Company is continually looking for innovative ways to use more sustainable materials in its products. Nevertheless, the aforementioned projects, individually and taken as a whole, are immaterial to the Company’s total capital expenditures. Although in connection with the aforementioned projects, the Company purchased fixed assets, such as 3D printers, and capitalized associated software, the capital expenditure associated with the aforementioned projects accounted for approximately 4% (or $3.7 million) of the Company’s total capital expenditure for the fiscal year ended December 31, 2020 and approximately 2% (or $2.2 million) of the Company’s total capital expenditure for the fiscal year ended December 31, 2019.

The Company will continue to monitor its capital expenditures for climate-related projects and, if material, quantify these expenditures in future filings with the SEC as applicable.

Comment 6.

Your response to prior comment 6 states that you did not incur any material increased compliance costs related to climate change for the periods reported in the Form 10-K. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

Response 6.

The Company respectfully acknowledges the Staff’s comment and notes that the Company’s total compliance costs, including those that could be related to climate change, were less than 1% of the Company’s total selling, general and administrative expense for each of the fiscal years ended December 31, 2020, 2019 and 2018. While from time to time the Company may incur certain compliance costs that could be related to climate change—for example, the Company annually provides voluntary disclosures related to climate change and sustainability to certain third-party organizations, such as the Carbon Disclosure Project and the Sustainable Apparel Coalition, and regularly monitors regulatory developments in the United States and abroad in order to be able to comply with climate-related regulations as they come into effect—such costs are minimal at this time and therefore do not comprise a significant portion of the Company’s total compliance costs. The Company further considered costs related to compliance with environmental laws, in light of the SEC’s Guidance Regarding Disclosure Related to Climate Change (Release No. 34-61469), and notes that the Company is not subject to any environmental regulations such as cap and trade programs or emissions standards. As a result, the Company does not believe compliance costs that could be related to climate change were material for the periods reported in the Form 10-K.

If you have any questions, please do not hesitate to call me at (443) 326-1401.

Sincerely,

/s/ Aditya Maheshwari

Aditya Maheshwari

Senior Vice President, Chief Accounting Officer